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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 5)*

CERES GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

156772 10 5

(CUSIP Number)

International Managed Care, LLC
c/o Insurance Partners, L.P.
201 Main Street
Fort Worth, TX 76102
Attn: Charles Irwin
817-338-8391

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 15, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 156772 10 5			Page 2 of 23

1.	Name of Reporting Person: International Managed Care, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,587,359

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,587,359

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,587,359

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.6%

14.	Type of Reporting Person (See Instructions): OO - Limited Liability Company

CUSIP No. 156772 10 5			Page 3 of 23

1.	Name of Reporting Person: Insurance Partners, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,587,359 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,587,359 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,587,359 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.6%

14.	Type of Reporting Person (See Instructions): PN

(1)	Solely in its capacity as sole managing member of International Managed Care, LLC

CUSIP No. 156772 10 5			Page 4 of 23

1.	Name of Reporting Person: Insurance GenPar, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,600,671 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,600,671 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,600,671 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.6%

14.	Type of Reporting Person (See Instructions): PN

(1)	All but 13,312 shares are included solely in its capacity as sole general partner of Insurance Partners, L.P., which is the managing member of International Managed Care, LLC.

CUSIP No. 156772 10 5			Page 5 of 23

1.	Name of Reporting Person: Insurance GenPar MGP, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,600,671 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,600,671 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,600,671 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.6%

14.	Type of Reporting Person (See Instructions): PN

(1)	Solely in its capacity as sole general partner of Insurance GenPar, L.P., which is the sole general partner of Insurance Partners, L.P., which is the managing member of International Managed Care, LLC.

CUSIP No. 156772 10 5			Page 6 of 23

1.	Name of Reporting Person: Insurance GenPar MGP, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 1,600,671 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 1,600,671 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,600,671 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 4.6%

14.	Type of Reporting Person (See Instructions): CO

(1)	Solely in its capacity as sole general partner of Insurance GenPar MGP, L.P., which is the sole general partner of Insurance GenPar, L.P., which is the sole general partner of Insurance Partners, L.P., which is the sole managing member of International Managed Care, LLC.

CUSIP No. 156772 10 5			Page 7 of 23

1.	Name of Reporting Person: International Managed Care (Bermuda), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 780,999

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 780,999

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 780,999

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.2%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 156772 10 5			Page 8 of 23

1.	Name of Reporting Person: Insurance Partners Offshore (Bermuda), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 780,999 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 780,999 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 780,999 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.2%

14.	Type of Reporting Person (See Instructions): PN

(1)	Solely in its capacity as sole general partner of International Managed Care (Bermuda), L.P.

CUSIP No. 156772 10 5			Page 9 of 23

1.	Name of Reporting Person: Insurance GenPar (Bermuda), L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 780,999 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 780,999 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 780,999 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.2%

14.	Type of Reporting Person (See Instructions): PN

(1)	Solely in its capacity as sole general partner of Insurance Partners Offshore (Bermuda), L.P., which is the sole general partner of International Managed Care (Bermuda), L.P.

CUSIP No. 156772 10 5			Page 10 of 23

1.	Name of Reporting Person: Insurance GenPar (Bermuda) MGP, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 780,999 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 780,999 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 780,999 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.2%

14.	Type of Reporting Person (See Instructions): PN

(1)	Solely in its capacity as sole general partner of Insurance GenPar (Bermuda), L.P., which is the sole general partner of Insurance Partners Offshore (Bermuda), L.P., which is the sole general partner of International Managed Care (Bermuda), L.P.

CUSIP No. 156772 10 5			Page 11 of 23

1.	Name of Reporting Person: Insurance GenPar (Bermuda) MGP, Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 780,999 (1)

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 780,999 (1)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 780,999 (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.2%

14.	Type of Reporting Person (See Instructions): CO

(1)	Solely in its capacity as sole general partner of Insurance GenPar (Bermuda) MGP, L.P., which is the sole general partner of Insurance GenPar (Bermuda), L.P., which is the sole general partner of Insurance Partners Offshore (Bermuda), L.P., which is the sole general partner of International Managed Care (Bermuda), L.P.

CUSIP No. 156772 10 5	Page 12 of 23 Pages

             This Amendment No. 5 to Schedule 13D Statement (this “Statement”) amends and supplements the Statement on Schedule 13D filed with the Securities and Exchange Commission on July 14, 1998, as amended by Amendment No. 1 filed on March 1, 1999, and Amendment No. 2 filed on January 13, 2000, and Amendment No. 3 filed on January 15, 2004, and Amendment No. 4 filed on April 5, 2004 and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, amended (the “Exchange Act”). Unless otherwise indicated, all defined terms used herein shall have the same meanings respectively ascribed to them in the Statement, as amended and supplemented.

Item 1. Security and Issuer.

             No material change.

Item 2. Identity and Background.

             No material change.

Item 3. Source and Amount of Funds or Other Consideration.

             No material change.

Item 4. Purpose of Transaction.

             No material change.

Item 5. Interest in Securities of the Issuer.

             Item 5 is amended and restated in its entirety as follows:

             (a) According to the most recently available filing with the SEC by Ceres, there are 34,560,806 shares of Common Stock outstanding. Based on the exercise of IMC Delaware’s warrant and IMC Bermuda’s warrant which resulted in the issuance of an additional 186,766 shares of Common Stock (as further disclosed in subsection (c) below), 34,747,572 shares of Common Stock are outstanding for purposes of this Statement.

             IMC DELAWARE

             IMC Delaware may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,587,359 shares of Common Stock, which constitutes approximately 4.6% of the shares of Common Stock outstanding.

             IP DELAWARE

             In its capacity as the managing member of IMC Delaware, IP Delaware may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,587,359 shares of Common Stock, which constitutes approximately 4.6% of the shares of Common Stock outstanding.

CUSIP No. 156772 10 5	Page 13 of 23 Pages

             INSURANCE GENPAR

             In its individual capacity and its capacity as the sole general partner of IP Delaware, which is the managing member of IMC Delaware, Insurance GenPar may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,600,671 shares of Common Stock, which constitutes approximately 4.6% of the shares of Common Stock outstanding.

             IMGPLP

             In its capacity as the sole general partner of Insurance GenPar, which is the sole general partner of IP Delaware, which is the managing member of IMC Delaware, IMGPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,600,671 shares of Common Stock, which constitutes approximately 4.6% of the shares of Common Stock outstanding.

             IMGPI

             In its capacity as the sole general partner of IMGPLP, which is the sole general partner of Insurance GenPar, which is the sole general partner of IP Delaware, which is the managing member of IMC Delaware, IMGPI may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,600,671 shares of Common Stock, which constitutes approximately 4.6% of the shares of Common Stock outstanding.

             IMC BERMUDA

             IMC Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 780,999 shares of Common Stock, which constitutes approximately 2.2% of the shares of Common Stock outstanding.

             IP BERMUDA

             In its capacity as the sole general partner of IMC Bermuda, IP Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 780,999 shares of Common Stock, which constitutes approximately 2.2% of the shares of Common Stock outstanding.

             INSURANCE GENPAR BERMUDA

             In its capacity as the sole general partner of IP Bermuda, which is the sole general partner of IMC Bermuda, Insurance GenPar Bermuda may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 780,999 shares of Common Stock, which constitutes approximately 2.2% of the shares of Common Stock outstanding.

             IBMGPLP

             In its capacity as the sole general partner of Insurance GenPar Bermuda, which is the sole general partner of IP Bermuda, which is the sole general partner of IMC Bermuda, IBMGPLP may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 780,999 shares

CUSIP No. 156772 10 5	Page 14 of 23 Pages

of Common Stock, which constitutes approximately 2.2% of the shares of Common Stock outstanding.

             IBMGPI

             In its capacity as the sole general partner of IBMGPLP, which is the sole general partner of Insurance GenPar Bermuda, which is the sole general partner of IP Bermuda, which is the sole general partner of IMC Bermuda, IBMGPI may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 780,999 shares of Common Stock, which constitutes approximately 2.2% of the shares of Common Stock outstanding.

             The Reporting Persons may be deemed to beneficially own as part of a group (as used in Section 13(d)(3) of the Exchange Act) 2,381,670 shares of Common Stock, which constitutes approximately 6.9% of the shares of Common Stock outstanding.

             (b) Of the shares of Common Stock which each of the Reporting Persons may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner, each of the Reporting Persons has sole voting and dispositive power in respect of none of such shares and shared voting and dispositive power in respect of all such shares.

             (c) On June 15, 2005, IMC Delaware exercised its warrant to acquire 1,422,184 shares of Common Stock in a cashless transaction. IMC Delaware was issued net warrant shares pursuant to the cashless exercise provision of the warrant in the amount of 120,320 shares of Common Stock.

             On June 15, 2005, IMC Bermuda exercised its warrant to acquire 785,393 shares of Common Stock in a cashless transaction. IMC Bermuda was issued net warrant shares of 66,446 shares of Common Stock pursuant to the cashless exercise provision of the warrant.

             The cashless exercise provision of each warrant provided for net warrant shares to be calculated as follows: Warrant Shares multiplied by the sum of the closing price of the Common Stock on the last trading day preceding the request to exercise the warrant less the exercise price of $5.41 divided by such closing price. The closing price of the Common Stock on June 14, 2005 was $5.91.

             (d) Each of the Reporting Persons affirms that no person other than such Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the shares of Common Stock owned by such Reporting Person.

             (e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

             No material change.

CUSIP No. 156772 10 5	Page 15 of 23 Pages

Item 7. Material to be filed as Exhibits.

1.	Joint Filing Agreement, dated June 16, 2005, among International Managed Care, LLC, Insurance Partners, L.P., Insurance GenPar, L.P., Insurance GenPar MGP, L.P., Insurance GenPar MGP, Inc., International Managed Care (Bermuda), L.P., Insurance Partners Offshore (Bermuda), L.P., Insurance GenPar (Bermuda), L.P., Insurance GenPar (Bermuda) MGP, L.P., and Insurance GenPar (Bermuda) MGP, Ltd.

CUSIP No. 156772 10 5	Page 16 of 23 Pages

             After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2005

INTERNATIONAL MANAGED CARE, LLC

	By:	Insurance Partner, L.P.,
its managing member

		By:	Insurance GenPar, L.P.,
its general partner

			By:	Insurance GenPar MGP, L.P.,
its general partner

				By:	Insurance GenPar MGP, Inc.,
its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INSURANCE PARTNERS, L.P.

		By:	Insurance GenPar, L.P.,
its general partner

			By:	Insurance GenPar MGP, L.P.,
its general partner

				By:	Insurance GenPar MGP, Inc.,
its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

CUSIP No. 156772 10 5	Page 17 of 23 Pages

INSURANCE GENPAR, L.P.

	By:	Insurance GenPar MGP, L.P.,
its general partner

		By:		Insurance GenPar MGP, Inc.,
its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INSURANCE GENPAR MGP, L.P.

By:	Insurance GenPar MGP, Inc.,
its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INSURANCE GENPAR MGP, INC.

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INTERNATIONAL MANAGED CARE
(BERMUDA), L.P.

By:	Insurance Partner Offshore (Bermuda), L.P.,
its general partner

	By:	Insurance GenPar (Bermuda), L.P.,
its general partner

		By:		Insurance GenPar (Bermuda) MGP, L.P.,
its general partner

			By:	Insurance GenPar (Bermuda)
MGP, Ltd., its general Partner

CUSIP No. 156772 10 5	Page 18 of 23 Pages

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INSURANCE PARTNERS OFFSHORE (BERMUDA), L.P.

By:	Insurance GenPar (Bermuda), L.P.,
its general partner

	By:		Insurance GenPar (Bermuda) MGP, L.P.,
its general partner

		By:	Insurance GenPar (Bermuda)
MGP, Ltd., its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INSURANCE GENPAR (BERMUDA) L.P.,

By:	Insurance GenPar (Bermuda) MGP, L.P.,
its general partner

	By:		Insurance GenPar (Bermuda) MGP, Ltd.,
its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INSURANCE GENPAR (BERMUDA) MGP, L.P.

By:	Insurance GenPar (Bermuda) MGP, Ltd.,
its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

CUSIP No. 156772 10 5	Page 19 of 23 Pages

INSURANCE GENPAR (BERMUDA) MGP, LTD.

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

CUSIP No. 156772 10 5	Page 20 of 23 Pages

JOINT FILING AGREEMENT

             Pursuant to Rule 13d-1(k)(1)(iii) of Regulation 13D-G of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, the undersigned agrees that the statement to which this Exhibit is attached is filed on behalf of each of them in the capacities set forth below.

INTERNATIONAL MANAGED CARE, LLC

By:	Insurance Partner, L.P.,
its managing member

	By:	Insurance GenPar, L.P.,
its general partner

		By:		Insurance GenPar MGP, L.P.,
its general partner

			By:	Insurance GenPar MGP, Inc.,
its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INSURANCE PARTNERS, L.P.

By:	Insurance GenPar, L.P.,
its general partner

	By:	Insurance GenPar MGP, L.P.,
its general partner

		By:		Insurance GenPar MGP, Inc.,
its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

CUSIP No. 156772 10 5	Page 21 of 23 Pages

INSURANCE GENPAR, L.P.

	By:	Insurance GenPar MGP, L.P.,
its general partner

		By:		Insurance GenPar MGP, Inc.,
its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INSURANCE GENPAR MGP, L.P.

By:	Insurance GenPar MGP, Inc.,
its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INSURANCE GENPAR MGP, INC.

By:	Insurance GenPar MGP, Inc.,
its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INTERNATIONAL MANAGED CARE
(BERMUDA), L.P.

By:	Insurance Partner Offshore (Bermuda), L.P.,
its general partner

	By:	Insurance GenPar (Bermuda), L.P.,
its general partner

		By:		Insurance GenPar (Bermuda) MGP, L.P.,
its general partner

			By:	Insurance GenPar (Bermuda)
MGP, Ltd., its general Partner

CUSIP No. 156772 10 5	Page 22 of 23 Pages

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INSURANCE PARTNERS OFFSHORE (BERMUDA), L.P.

By:	Insurance GenPar (Bermuda), L.P.,
its general partner

	By:		Insurance GenPar (Bermuda) MGP, L.P.,
its general partner

		By:	Insurance GenPar (Bermuda)
MGP, Ltd., its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

INSURANCE GENPAR (BERMUDA) L.P.,

By:	Insurance GenPar (Bermuda) MGP, L.P.,
its general partner

	By:		Insurance GenPar (Bermuda) MGP, Ltd.,
its general Partner

By: Robert A. Spass
Title: President

INSURANCE GENPAR (BERMUDA) MGP, L.P.

By:	Insurance GenPar (Bermuda) MGP, Ltd.,
its general Partner

/s/ Robert A. Spass

By: Robert A. Spass
Title: President

CUSIP No. 156772 10 5	Page 23 of 23 Pages

INSURANCE GENPAR (BERMUDA) MGP, LTD.

/s/ Robert A. Spass

By: Robert A. Spass
Title: President